Exhibit 99.1

S&P places FCA N.V. on CreditWatch Positive

S&P Global Ratings communicated yesterday that it has placed FCA N.V.’s long and short-term ratings (BB+/B) on CreditWatch with positive implications.

London, 7 November 2019

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